EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and six months ended June 30, 2024

(unaudited)

In accordance with National Instruments 51‑102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2024.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents		$5,850	$6,369
Accounts receivable	3	4,478	4,794
Inventories	4	3,816	2,900
Prepaid expenses		1,726	1,143
Total current assets		15,870	15,206
Non‑current assets:
Property and equipment		539	736
Intangible assets	5	8,539	8,940
Goodwill	6	3,210	3,102
Other assets		78	75
Total non‑current assets		12,366	12,853
Total assets		$28,236	$28,059
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$8,222	$7,603
Income taxes payable		71	16
Current portion of lease obligations		215	315
Total current liabilities		8,508	7,934
Non‑current liabilities
Lease obligations		187	229
Total non‑current liabilities		187	229
Total liabilities		8,695	8,163
Equity:
Share capital	8(b)	81,014	81,014
Contributed surplus		10,823	10,723
Accumulated other comprehensive loss		(5,278)	(5,989)
Deficit		(67,018)	(65,852)
Total equity		19,541	19,896
Total liabilities and equity		$28,236	$28,059
Commitments and contingencies	9(a) & 9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023

Revenue, net		$5,165	$5,993	$10,859	$11,621
Cost of goods sold	4 & 5	2,213	1,805	4,010	3,637
Gross profit		2,952	4,188	6,849	7,984

Expenses
Selling	9	1,834	2,068	3,808	4,106
General and administrative	9	1,368	1,125	2,577	2,032
Research and development	9	868	668	1,544	1,194
		4,070	3,861	7,929	7,332

Finance (income) costs:
Finance (income) expense, net		(36)	(22)	(87)	(17)
Foreign exchange (gain) loss, net		25	30	32	54
		(11)	8	(55)	37
Net income (loss) before income taxes		$(1,107)	$319	$(1,025)	$615
Income tax (recovery) expense
Current		110	66	141	73
Net income (loss)		$(1,217)	$253	$(1,166)	$542
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries		212	(463)	711	(488)
Other comprehensive income (loss), net of tax		212	(463)	711	(488)
Comprehensive income (loss)		$(1,005)	$(210)	$(455)	$54

Earnings (loss) per share
Basic	8(d)	$(0.12)	$0.02	$(0.11)	$0.05
Diluted	8(d)	$(0.12)	$0.02	$(0.11)	$0.05

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Equity (Deficit)	Total
Balance, December 31, 2022		$80,917	$10,476	$(5,458)	$(64,930)	$21,005
Net income for the six months ended June 30, 2023		-	-	-	542	542
Other comprehensive loss for the six months ended June 30, 2023		-	-	(488)	-	(488)

Transactions with owners, recorded directly in Equity
Stock options exercised	8(c)	97	(41)	-	-	56
Share-based compensation	8(c)		130	-	-	130
Total transactions with owners		97	89	-	-	186
Balance, June 30, 2023		$81,014	$10,565	$(5,946)	$(64,388)	$21,245

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Equity (Deficit)	Total
Balance, December 31, 2023		$81,014	$10,723	$(5,989)	$(65,852)	$19,896
Net loss for the six months ended June 30, 2024		-	-	-	(1,166)	(1,166)
Other comprehensive income for the six months ended June 30, 2024		-	-	711	-	711

Transactions with owners, recorded directly in Equity
Share-based compensation	8(c)	-	100	-	-	100
Total transactions with owners		-	100	-	-	100
Balance, June 30, 2024		$81,014	$10,823	$(5,278)	$(67,018)	$19,541

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the six months ended June 30	Note	2024	2023
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period		$(1,166)	$542
Adjustments for:
Amortization of property, plant and equipment		209	224
Amortization of intangible assets	5	897	866
Share‑based compensation	8(c)	100	130
Finance income, net		(87)	(17)
Unrealized foreign exchange (gain) loss		32	54
Income tax expense		141	66
Change in the following:
Accounts receivable		336	(138)
Inventories		(870)	(65)
Prepaid expenses		(465)	(174)
Accounts payable and accrued liabilities		650	(498)
Interest received (paid), net		115	-
Income taxes paid		(54)	(105)
Royalties paid	7	-	(119)
Cash flows from (used in) operating activities		(162)	766
Investing activities:
Acquisition of intangible assets	5	(191)	(27)
Cash flows used in investing activities		(191)	(27)
Financing activities:
Repayment of lease liability		(166)	(151)
Cash flows used in financing activities		(166)	(151)
Increase in cash and cash equivalents		(519)	588
Cash and cash equivalents, beginning of period		6,369	4,857
Cash and cash equivalents, end of period		$5,850	$5,445

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1. Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

2. Basis of preparation of financial statements

(a) Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2023. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 14, 2024.

6

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(b) Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

(c) Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d) Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2023:

•	Note 3(c)(ii): The valuation of the royalty obligation
•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as period end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets
•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations
•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9 to the consolidated financial statements for the year ended December 31, 2023.

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Accounts Receivable

	June 30, 2024	December 31, 2023
Trade accounts receivable	$4,103	$4,426
Other accounts receivable	375	368
	$4,478	$4,794

As at June 30, 2024, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 98% in aggregate (Customer A – 31%, Customer B – 14%, Customer C – 53%).  As at December 31, 2023, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 94% in aggregate (Customer A – 32%, Customer B – 16%, Customer C – 46%).

4. Inventories

	June 30, 2024	December 31, 2023
Finished product available-for-sale	$2,902	$2,048
Finished retail pharmacy product available for sale	434	306
Unfinished product and packaging materials	480	546
	$3,816	$2,900

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2024 amounted to $1,778 and $3,703, respectively (2023– $1,653 and $3,284). During the six months ended June 30, 2024, the Company recorded a recovery of $274 through cost of goods sold on the condensed consolidated interim statement of net income and comprehensive income, relating to insurance proceeds from inventory which had previously been damaged during import.

During the three month and six month periods ended June 30, 2024 and June 30, 2023, the Company did not write-off any inventory that had expired or was otherwise unusable through cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

8

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2022	$1,256	$25,996	$4,860	$5,926	$781	$38,819
Additions	-	-	-	-	270	270
Effect of movements in exchange rates	(29)	(610)	(114)	(139)	(20)	(912)
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177
Additions	-	-	-	-	191	191
Effect of movements in exchange rates	42	884	165	202	36	1,329
At June 30, 2024	$1,269	$26,270	$4,911	$5,989	$1,258	$39,697

Accumulated amortization	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2022	$366	$21,042	$4,441	$2,270	$76	$28,195
Amortization	178	611	52	735	160	1,736
Effect of movements in exchange rates	(12)	(506)	(105)	(68)	(3)	(694)
At December 31, 2023	$532	$21,147	$4,388	$2,937	$233	$29,237
Amortization	90	307	26	370	104	897
Effect of movements in exchange rates	19	740	153	105	7	1,024
At June 30, 2024	$641	$22,194	$4,567	$3,412	$344	$31,158

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2023	$695	$4,239	$358	$2,850	$798	$8,940
At June 30, 2024	$628	$4,076	$344	$2,577	$914	$8,539

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® license to extend the amortization period of the asset by 7 years, consistent with the term of the licensing agreement. The remaining amortization period of the ZYPITAMAG® license is 6.5 years as at June 30, 2024.

9

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5. Intangible assets (continued)

The Company had determined there were no indicators of impairment as at June 30, 2024.

As at June 30, 2024, intangible assets pertaining to AGGRASTAT® were fully amortized.

6. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2022	$3,177
Effects of movements in exchange rates	(75)
At December 31, 2023	$3,102
Effects of movements in exchange rates	108
At June 30, 2024	$3,210

The Company performed an annual impairment test for the year-ended December 31, 2023 with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2023, was 13.40%.

(ii) Operating margin

Forecasted operating margins are based on actual operating margins, less operational expenses achieved in the preceding years, plus adjustments to normalize the forecast for any non-reoccurring items. Margins are kept constant over the forecast period, with the exception of adjustments made in relation to inflation in future periods, unless management has started an efficiency improvement process.

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers several factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the value in use assessment completed at December 31, 2023 was approximately 2%.

7. Royalty obligation

On July 18, 2011, the Company settled its then existing long‑term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000, payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

10

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7. Royalty obligation (continued)

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date.  On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result the carrying value for the royalty obligation as at June 30, 2024 is nil (December 31, 2023 – nil).

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. As indicated above, the royalty obligation ended on May 1, 2023, and as a result, the Company does not have a carrying value for the royalty obligation as at June 30, 2023 (December 31, 2023 - nil). Royalties for the three and six months ended June 30, 2023 totaled $25 and $136, respectively, As the Company has no outstanding obligations remaining with regards to the royalty obligation, no payments were made during the three and six months ended June 30, 2024 (2023 - $119 and $119, respectively).

8. Capital Stock

(a) Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2022	10,251,313	$80,917
Balance, December 31, 2023(1)	10,436,313	$81,014
Balance, June 30, 2024	10,436,313	$81,014

(1)	During the year ended December 31, 2023, 185,000 previously granted stock options were exercised. Each stock option entitled the option holder to one common share of the Company.

(c) Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

11

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(c) Stock option plan (continued)

Changes in the number of options outstanding during the three months ended June 30, 2024 and 2023 is as follows:

Six months ended June 30	2024		2023
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,477,700	$1.72	638,400	$3.72
Granted	-	-	1,205,000	1.25
Exercised	-	-	(185,000)	(0.30)
Forfeited, cancelled or expired	(191,000)	(4.64)	(16,700)	(4.95)
Balance, end of period	1,286,700	$1.28	1,541,700	$1.70
Options exercisable, end of period	418,700	$1.35	336,700	$3.30

Options outstanding as at June 30, 2024 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	2.10 years	$1.10	60,000
$1.11 - $1.50	1,149,000	8.5 years	$1.20	281,000
$1.51 - $2.00	77,700	0.50 years	$1.90	77,700
$1.10 ‑ $2.00	1,286,700	7.7 years	$1.35	418,700

Compensation expense related to stock options granted during previous periods under the stock option plan for the three and six months ended June 30, 2024 is $42 and $100, respectively (2023 – $81 and $130). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

(d) Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Weighted average shares outstanding for basic earnings per share	10,436,313	10,436,313	10,436,313	10,436,313
Effects of dilution from:
Stock options	-	60,000	-	60,000
Weighted average shares outstanding for diluted earnings per share	10,436,313	10,496,313	10,436,313	10,496,313

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(d) Per share amounts (continued)

Effects of dilution from 418,700 exercisable stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and six months ended June 30, 2024 as they are anti-dilutive. Effects of dilution from 276,700 stock options were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the three and six months ended June 30, 2023 as they are anti-dilutive.

9. Commitments and contingencies

(a) Commitments

As at June 30, 2024, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2024 - remaining	$619
$619

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2024, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), as described in note 10(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

(b) Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c) Royalties

As a part of the Birmingham debt settlement described in note 7, beginning on July 18, 2011, the Company was obligated to pay a royalty to Birmingham based on commercial AGGRASTAT® sales until May 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the three and six months ended June 30, 2024 totaled nil (2023 – $25 and $136) with no payments made during the three and six months ended June 30, 2024 (2023 - $119 and $119).

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies (continued)

(c) Royalties (continued)

With the acquisition of ZYPITAMAG® (note 5), completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAG®until a generic pitavastatin has been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company did not record any royalty expense during the three month or six month periods ending June 30, 2024 (2023 – nil and $47). Royalties expensed during the six month period ended June 30, 2023 are included within cost of goods sold on the condensed consolidated interim statement of net income and comprehensive income.

(d) Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

As of June 30, 2024, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA”) Litigation

A class action complaint was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. This lawsuit was voluntarily dismissed on April 18, 2024.

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at June 30, 2024.

10. Related party transactions

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Salaries, fees and short-term benefits	$180	$169	$364	$318
Share-based payments	26	37	59	63
	$206	$206	$423	$381

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10. Related party transactions (continued)

(b) Transactions with related parties

Directors and key management personnel control 28% of the voting shares of the Company as at June 30, 2024 (December 31, 2023 – 28%).

During the three and six months ended June 30, 2024 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $99 and $234 (2023 - $33 and $65) for clinical research services, $21 and $42, respectively, (2023 – $21 and $42) for business administration services, $56 and $111, respectively, (2023 – $56 and $111) in rental costs and $10 and $21, respectively, (2023 – $9 and $19) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by the Chief Executive Officer. During the three and six months ended June 30, 2024, the Company did not pay any amounts to CanAm (2023 - $2 and $5) for research and development services.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues. As at June 30, 2024, the Company has not made any payments to CanAm, nor has it recorded any related assets as a result of this transaction, as the transaction is currently under review by the TSX Venture Exchange.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2024, included in accounts payable and accrued liabilities is $30 (December 31, 2023 – $57) payable to GVI -CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company, for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. Effective January 1, 2024, the monthly fee was increased to $22 per month. The Company may terminate the agreement at any time upon 120 days’ written notice. As at June 30, 2024, there are no outstanding amounts payable to ADF Family Holding Corp (December 31, 2023 – nil) as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10 per month, increasing to $11 per month effective January 1, 2024, and subsequently increasing to $13 per month effective May 01, 2024. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at June 30, 2024, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2023 - nil).

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers from the marketing and distribution of commercial products for the three and six months ended June 30, 2024 and 2023 was 100% from sales to customers in the United States.

During the six months ended June 30, 2024, 100% of total revenue from the marketing and distribution of commercial products was generated from eight customers. Customer A accounted for 30%, Customer B accounted for 16%, Customer C accounted for 49% and the remaining three customers accounted for approximately 5% of revenue.

During the six months ended June 30, 2023, 100% of total revenue from the marketing and distribution of commercial products was generated from six customers. Customer A accounted for 34%, Customer B accounted for 17%, Customer C accounted for 44% and the remaining three customers accounted for approximately 5% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	June 30, 2024	December 31, 2023
Canada	$70	$175
United States	8,141	8,364
Barbados	4,077	4,239
	$12,288	$12,778

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the six months ended June 30, 2024 and June 30, 2023:

June 30, 2024	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$5,521	$5,338	$10,859
Operating expenses	(7,251)	(4,688)	(11,939)
Finance Income (expense), net	(1)	88	87
Foreign exchange loss, net	(32)	-	(32)
Net income (loss) before income taxes	$(1,763)	$738	$(1,025)

June 30, 2023	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$6,631	$4,990	$11,621
Operating expenses	(6,857)	(4,112)	(10,968)
Finance Income (expense), net	28	(11)	17
Foreign exchange loss, net	(54)	-	(54)
Net income (loss) before income taxes	$(252)	$867	$616

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